Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

December 9, 2021

VIA EDGAR

Commissioners

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Midland National Life Separate Account C

Registration Statement on Form N-4

File Nos. 333-255058; 811-0772

Midland National Life Insurance Company

Registration Statement on Form S-1

File No. 333-255059

Commissioners:

We are transmitting for filing under the Securities Act of 1933, as amended, Pre-Effective Amendment No. 1 with regard to the above-referenced Registration Statements on Form N-4 and Form S-1.

The Company believes that the Pre-Effective Amendment addresses in full comments provided by the staff of the Securities and Exchange Commission (the “Commission”) in their comment letter in response to the initial Registration Statements, as well as additional comments conveyed to me in subsequent telephone calls.

The Company will also transmit for filing written correspondence from the Company and the principle underwriter, requesting that the Registration Statements be declared effective by the Commission no later than December 10, 2021, or as soon as practicable thereafter.

The Company thanks the staff for its thoughtful review of this filing. If you have any questions, please contact me directly.

Very truly yours,

/s/ Dodie C. Kent

Partner

Eversheds Sutherland (US) LLP

cc:	Brett Agnew

Timothy Graves

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